Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	2007 (a)	2008 (a)		2009 (a)	2010 (b)	2011 (b)

Earnings (Loss):
Earnings (loss) before taxes, minority interests in consolidated subsidiaries, and income or loss from equity investees	392.0	(649.7)		567.1	1,206.8	(1,499.9)
Add (deduct):
Fixed charges	38.2	105.2		27.7	49.6	71.2
Amortization of capitalized interest	0.8	5.8		8.6	—	—
Distributed income of equity investees	—	—		6.8	12.9	—
Interest capitalized	(31.4)	(30.6)		(8.6)	(1.1)	(26.5)
Preference dividend of consolidated subsidiaries	(0.8)	(0.8)		—	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—		—	(1.8)	(13.0)
Total earnings (loss) available for fixed charges	398.8	(570.1)		601.6	1,266.4	(1,468.2)
Fixed Charges:
Interest expense, including capitalized amounts and amortization of debt costs	38.2	105.2		27.7	49.6	71.2

Ratio of Earnings to Fixed Charges	10.4	—	(c), (e)	21.7	25.5	—	(c), (d)

(a)   Information presented for the years 2007 to 2009 has not been restated to conform with IFRS, and is presented based on financial information prepared in accordance with US generally accepted accounting principles.

(b)   Information presented for the years 2010 and 2011 has been prepared based on financial information presented in accordance with International Financial Reporting Standards (“IFRS”).

(c)   Due to our losses for the years ended December 31, 2008 and 2011, the ratio of earnings to fixed charges was negative for these years. We would have had to generate additional earnings before taxes of $675.3 million and $1,539.4 million for the years ended December 31, 2008 and 2011, respectively, to have achieved earnings to fixed charge ratios of one-to-one.

(d)   The loss for the year ended December 31, 2011 included the effect of a $2,937.6 million non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 20.6 for the year ended December 31, 2011.

(e)   The loss for the year ended December 31, 2008 included the effect of a $994.1 million non-cash goodwill impairment charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.0 for the year ended December 31, 2008.